CANTELLA & CO., INC.

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17a-5

MARCH 31, 2022

CONFIDENTIAL

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SEC FILE NUMBER
23904

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2021 (MM/DD/YY) AND ENDING 03/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cantella & Co., Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

389 Main Street, Suite 101
(No. and Street)

Malden	MA	02148
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William McEvoy	(617) 521-8630	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct. N, Ste. 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

12/21/2010	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William McEvoy_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cantella & Co., Inc._____, as of March 31_____, 2 022___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



DENNIS LEVESQUE
Notary Public, Commonwealth of Massachusetts
My Commission Expires December 15, 2028

Signature: _____

Title: CFO

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CANTELLA & CO., INC.

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS
   STATEMENT OF FINANCIAL CONDITION
   STATEMENT OF OPERATIONS
   STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
   STATEMENT OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL INFORMATION
   SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER UNIFORM NET CAPITAL
RULE 15c3-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
    EXEMPTION REPORT



DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Cantella & Co., Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cantella & Co., Inc. (the "Company") as of March 31, 2022, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cantella & Co., Inc. as of March 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedule I (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Cantella & Co., Inc.'s auditor since 1993.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
June 27, 2022

CANTELLA & CO., INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2022

ASSETS

Cash	$ 1,695,600
Receivables from broker/dealers	2,875,219
Securities owned, at fair value	2,350,020
Other receivables	76,875
Furniture, equipment and software, at cost (net of $1,169,887 accumulated depreciation and amortization)	17,111
Other assets	135,628
TOTAL ASSETS	**$ 7,150,453**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 500,526
Payables to brokers/dealers	293,308
Commissions payable	2,580,983
Accrued income taxes	368,870
Total Liabilities	$ 3,743,687

SHAREHOLDER'S EQUITY

Common stock, no par value; 12,500 shares authorized, 10,003 shares issued, 5,505 shares outstanding	$ 891,053
Additional paid-in capital	1,985,058
Retained earnings	530,655
Total Shareholder's Equity	$ 3,406,766
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$ 7,150,453**

The accompanying notes are an integral part of these financial statements.


CANTELLA & CO., INC.

STATEMENT OF OPERATIONS

YEAR ENDED MARCH 31, 2022


REVENUE

Commissions and concessions	$ 30,628,924
Investment advisory fees	21,997,472
Asset-based	145,610
Interest income	150,160
Other income	2,737,556
Total Revenue	$ 55,659,722

EXPENSES

Employee compensation and related benefits	$ 5,036,545
Commission expense	43,297,446
Clearance and floor brokerage expenses	2,186,256
Occupancy	120,000
Other operating expenses	3,050,251
Total Expenses	$ 53,690,498
Income Before Income Tax Provision	$ 1,969,224
Provision for Income Tax	$ 500,919
NET INCOME	$ 1,468,305


The accompanying notes are an integral part of these financial statements.


CANTELLA & CO., INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED MARCH 31, 2022

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance-Beginning of Year	$ 891,053	$ 1,985,058	$ (218,781)	$ 2,657,330
Dividends	-0-	-0-	(718,869)	(718,869)
Net Income	-0-	-0-	1,468,305	1,468,305
BALANCE-END OF YEAR	$ 891,053	$ 1,985,058	$ 530,655	$ 3,406,766

The accompanying notes are an integral part of these financial statements.

CANTELLA & CO., INC.

STATEMENT OF CASH FLOWS

YEAR ENDED MARCH 31, 2022

Cash Flows from Operating Activities

Net Income	$ 1,468,305
Depreciation and amortization	30,625
Adjustments:	
Increase in securities owned	(228,767)
Decrease in receivables from broker/dealers	423,503
Decrease in other receivables	101,024
Decrease in other assets	106,698
Decrease in securities sold, not yet purchased	(142,965)
Decrease in accounts payable and accrued expenses	(183,966)
Decrease in commissions payable	(277,327)
Increase in payables to broker/dealers	246,600
Increase in accrued income taxes	175,588

Net Cash Flow Provided by Operations $ 1,719,318

Cash Flows Used in Investing Activities

Purchases of fixed assets $ (2,490)

Cash Flows Used in Financing Activities

Dividends $ (718,869)

Net Increase in Cash $ 997,959

Cash Balance at March 31, 2021 $ 697,641

Cash Balance at March 31, 2022 $ 1,695,600

The accompanying notes are an integral part of these financial statements.

CANTELLA & CO., INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2022

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Cantella & Co., Inc. (the "Company"), a wholly owned subsidiary of Cantella Management Corp., (CMC) was incorporated under the laws of the state of Massachusetts on May 22, 1979. The Company is registered as a broker/dealer and an investment adviser with the Securities and Exchange Commission and is also a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities are the sale of securities and investment advisory services.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Recognition of Revenue – The Company follows the revenue recognition guidance that requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Commission revenue and related expense arising from securities transactions are recorded on a settlement date basis, an industry standard. Revenue from investment advisory fees are generally billed and collected at the beginning of each month or calendar quarter and recognized over the respective period.

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Receivables - The Company reviews the receivables for collectability on a regular basis. The allowance for doubtful accounts reflects management's best estimate of probable losses determined principally on the basis of historical experience. The allowance for doubtful accounts was $0 at March 31, 2022.

Securities Owned and Sold, Not Yet Purchased – Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures.

Leases - In February 2016, the FASB issued ASU 842, Leases, which requires lessees to recognize most leases on their balance sheets as a right-of-use asset with a corresponding lease liability. Additional qualitative and quantitative disclosures are also required. The Company adopted the standard effective April 1, 2019 using the cumulative-effect adjustment transition method, which applies to the provisions of the standard at the effective date without adjusting the comparative periods. The Company also adopted the practical expedient and made an accounting policy election allowing lessees to not recognize right-of-use (ROU) assets and liabilities for leases with a term of 12 months or less.

Depreciation and Amortization – Depreciation and amortization of furniture, equipment and software is provided using the straight-line method over estimated useful lives of three, five and ten years.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at two financial institutions and the balances at times may exceed the federally insured limit. The Company has not experienced any loss in such accounts.

CANTELLA & CO., INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2022

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Level 1 inputs have been used to value exchange traded funds and equity securities. Level 2 inputs have been used to value corporate bonds, municipal bonds and U.S. government bonds. These securities consist of the following:

CANTELLA & CO., INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2022

NOTE 2 - FAIR VALUE MEASUREMENT- *(Continued)*

	Securities Owned
Municipal Bonds	$ 1,691,032
U.S. Government Bonds	229,493
Corporate Bonds	36,658
Exchange Traded Funds	249,969
Equity Securities	142,868
Total	$ 2,350,020

No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3 - RELATED PARTIES

The Company is affiliated through common ownership and management with an insurance entity. During the year ended March 31, 2022, the Company paid $590,047 to this insurance entity for premiums, which is included in other operating expenses on the statement of operations. The Company is also temporarily leasing office space from this entity (See Note 9).

The Company is also affiliated with a separate entity in which it leases a single-family residence (See Note 9).

NOTE 4 - INCOME TAXES

The Company reports its income for federal income tax purposes on a consolidated calendar year basis with the income or loss of CMC and the Parent of CMC. CMC is a wholly-owned subsidiary of the Parent.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Parent is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2019.

CANTELLA & CO., INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2022

NOTE 5 - 401(k) PLAN

The Company has adopted a profit sharing plan with provisions under Internal Revenue Code section 401(k) whereby employees may contribute up to 100% of their compensation within specified legal limits. The Company may make matching and additional discretionary contributions to the plan. To be eligible under the plan, employees must be 21 years of age or older, work a minimum of 1000 hours per year and be employed by the Company on the last day of plan year. Company contributions to the plan for the year ended March 31, 2022 were $33,646. The plan is based on a calendar year.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the Company to maintain the greater of minimum net capital of $250,000 or two percent of "aggregate debit items," as these terms are defined. Net capital and aggregate debit items change from day to day, but at March 31, 2022, the Company had net capital of $2,914,977 and a net capital requirement of $250,000.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded options, mortgage-backed to-be-announced securities (TBA's) and securities purchased and sold on a when-issued basis (when-issued securities). These financial instruments are used to meet the needs of customers, conduct trading and investment activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

TBA's and when-issued securities provide for the delayed delivery of the underlying instrument. As a writer (seller) of options, the Company's customer receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amount related to these financial instruments reflects the volume and activity and does not reflect the amounts of risk.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK – *(Continued)*

The credit risk for TBA's, options and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company and its customers sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date. For Company sales, they record these obligations in the statement of financial condition at the market values of the related securities and will incur a loss if the market value of the securities increases subsequent to the sale date.

To facilitate securities transactions, including the aforementioned transactions, the Company has entered into agreements with other broker/dealers (Clearing Broker/dealers) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealers, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealers.

The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealers on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealers, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealers. Pursuant to the terms of the agreements, the Company has deposits totaling $356,491 with the Clearing Broker/dealers to assure the Company's performance under the agreements. As part of the terms of the agreements between the Company and Clearing Broker/dealers, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealers fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealers to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK – *(Continued)*

Under the terms of two of the Clearing Broker/dealer agreements, the Company is prohibited from entering into similar agreements with other Clearing Broker/dealers without prior written consent from these Clearing Broker/dealers. One of these agreements also provides that prior written notification be made if any additional representatives of the Company (after effective date of agreement) establish and introduce customers through any other Clearing Broker/dealer.

All of the Clearing Broker/dealer agreements provide for minimum net capital requirements, insurance coverage, deposit requirements and other miscellaneous provisions.

NOTE 8 - OTHER AGREEMENT

Third-Party Broker Agreement - The Company has an agreement with another broker/dealer (third party broker) whereby the third-party broker will introduce securities transactions to the Company and the Company will then introduce the same transactions to the Company's Clearing Broker/dealer (See Note 7). This is commonly referred to as a piggyback arrangement. The third-party broker receives commissions from the Company for the transactions introduced through the Company to its Clearing Broker/dealer, less certain fees and charges. Either party may terminate the agreements at any time with thirty days prior written notice.

NOTE 9 - COMMITMENTS

In February 2021, the Company leased office space on a month-to-month basis. The lease may be terminated by either party with a thirty-day prior written notice. Monthly rent for the premises is $10,000 or such lesser amount as prorated. For the year ended March 31, 2022, rent expense was $120,000, which is included in Occupancy on the Statement of Operations.

The Company is obligated under a software licensing agreement which expired in May 2022. Annual minimum amount due is $250,000 in 2022.

On July 1, 2019, the Company entered into a month-to-month lease for a single-family residence. Monthly rent for the residence is $5,000. For the year ended March 31, 2022, rent expense was 60,000, which is included in Other operating expenses on the Statement of Operations.

NOTE 10 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Investment advisory fees - Advisory fee revenue represents fees charged to advisors 'clients'. The Company provides ongoing investment advice and administrative services for these accounts. This revenue is recognized ratably over time to match the continued delivery of performance obligations to the client over the life of the contract.

Asset-based revenue - Asset-based revenue is comprised of fees from the Company's cash sweep programs, which consists of fees from its money market cash sweep vehicles. Money market cash sweep fees are generated based on balances in advisors' clients' money market cash sweep accounts. These fees are paid and recognized over time. The Company is principal in these arrangements and recognizes revenue from money market cash sweep fees on a gross basis.

Commissions and concessions - The Company generates two types of commission and concession revenue: sales-based revenue that is recognized on the settlement date, an industry standard, and trailing revenue that is recognized over time as earned. Sales-based revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

The following table presents commissions and concessions revenue by major source:

Fixed Income – Sales-based	$10,316,082
Equities – Sales-based	3,472,555
Variable and Fixed Annuities – Sales-based & Trailing	6,527,578
Mutual Funds – Sales-based & Trailing	7,222,671
Miscellaneous – Sales-based	3,090,038
Total Commissions and Concessions	$30,628,924

For presentation purposes, revenue on the Statement of Operations is disaggregated further than what was presented on the FOCUS filings.

CANTELLA & CO., INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2022

NOTE 11 - CONTINGENCIES

The Company, from time to time, is involved in certain claims and arbitrations incidental to its business. Management is of the opinion that any claims, either individually or in the aggregate, to which the Company is a party will not have a material adverse effect on the Company's financial position or operations.

Due to the nature of the industry, the Company, at times, may be subject to regulatory fines and penalties by the SEC. At March 31, 2022, the Company has accrued $199,065 for any potential SEC fines and penalties.

NOTE 12 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued, noting none.

SUPPLEMENTAL INFORMATION

NOTE: The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph (k)(2)(i) and (k)(2)(ii) of that rule. Therefore, the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

CANTELLA & CO., INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER UNIFORM NET CAPITAL RULE 15c3-1

MARCH 31, 2022

```
COMPUTATION OF NET CAPITAL
  Total shareholder's equity                        $ 3,406,766
  Deduct - Nonallowable assets
              and other deductions                      212,081

  Net Capital before haircuts                       $ 3,194,685
  Less - Securities Haircuts                            279,708


     NET CAPITAL                                     $ 2,914,977


COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT
  Minimum net capital requirement (2% of
    aggregate debit items as shown in formula
    for reserve requirements pursuant to rule
    15c3-3 prepared as of date of net capital
    computation)                                     $         -0-


  Minimum dollar net capital requirement            $    250,000


  Net capital requirement                            $    250,000


NOTE:   There are no material differences between
        the computations above and the computations
        included in the Company's corresponding
        unaudited Form X-17A-5 Part II filing.
```

See accompanying Report of Independent Registered Public Accounting Firm.

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Cantella & Co., Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Cantella & Co., Inc. identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Cantella & Co., Inc. claimed an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(i) and 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Cantella & Co., Inc. stated that Cantella & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year ended March 31, 2022 without exception. Cantella & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cantella & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
June 27, 2022







CANTELLA & CO., INC.

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

June 27, 2022

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Cantella & Co., Inc. is a broker/dealer registered with the SEC and FINRA.
- Cantella & Co., Inc. claimed an exemption under paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 for the year ended March 31, 2022.
- Cantella & Co., Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:
    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers."
    - In addition the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and rule 17a-4, as are customarily made and kept by a clearing broker or dealer.
- Cantella & Co., Inc. has met the identified exemption provisions in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 throughout the year ended March 31, 2022 without exception.
- Cantella & Co., Inc. has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 for the year ended March 31, 2022.







CANTELLA & CO., INC.

The above statements are true and correct to the best of my and the Firm's knowledge.

Signature: [signature]

Name and Title: William McEvoy